Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

November 5, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on November 3 and 4, 2015 regarding the Trust’s Post-Effective Amendment No. 476, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 2, 2015 for the purpose of registering shares of the WisdomTree Global Hedged SmallCap Dividend Fund (the “Fund”). The Staff’s comments and the Trust’s response are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

1.	Comment: The Staff notes that the Fund has the word “Global” in its name. In accordance with footnote 42 of the Investment Company Names Release (Inv. Co. Act Release No. 24,828), please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, will the Fund have a policy to invest at least 40% of its assets in companies organized or doing a substantial amount of business outside the United States?

Response: We have added the following sentence to the end of the third paragraph in the “Principal Investment Strategies of the Fund” section:

As of the date of this Prospectus, non-U.S. equity securities comprise a majority of the Index, and WisdomTree Asset Management, Inc., the Fund’s investment adviser, expects that, under normal circumstances, non-U.S. equity securities will comprise at least 40% of the Fund.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Hartford  Houston  London  Los Angeles  Miami  Moscow  New York

Orange  County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Singapore  Tokyo  Washington  Wilmington

Mr. Ed Bartz

November 5, 2015

In addition, under normal market conditions, to the extent foreign issuers ever comprise less than 40% of the Fund’s assets on the annual Index screening date, the Trust represents that the Trust’s Board of Trustees will either change the name of the Fund or change the Fund’s benchmark. To this effect, we have also added the following language as a stand-alone paragraph under the “Specific Investment Strategies—Non-U.S. Securities” section in the Statement of Additional Information.

Under normal market conditions, to the extent securities of foreign issuers ever comprise less than 40% of the Fund’s assets on the annual Index screening date, the Board of Trustees of the Trust will either change the name of the Fund or change the Fund’s benchmark.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely, /s/ K. Michael Carlton
K. Michael Carlton

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Macpeak, Esq.

Beau Yanoshik, Esq.